Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

The following is a press release made by Peugeot S.A. on September 23, 2020.

PRESS RELEASE

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. A registration statement on Form F-4 in connection with the combination of FCA and PSA through a cross-border merger was filed with the SEC on July 24, 2020 but has not yet been declared effective.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Vélizy-Villacoublay, September 23, 2020

Groupe PSA repurchases 10 million of its own shares from Dongfeng Motor Group (DFG) and approves an amendment of the Share Repurchase Agreement concluded with DFG

Communications Division -  www.groupe-psa.com/en -  +33 6 61 93 29 36–  @GroupePSA_EN

Pursuant to terms of the Share Repurchase Agreement signed on 17 December 20191 and the decision of the Supervisory Board on 14 September 2020, DFG has sold to Groupe PSA 10 million common shares of Peugeot S.A. representing approximately 1,10% of the share capital of the company.

These shares are acquired by Groupe PSA on 23 September through an off-market transaction at a price of €16.385 per share2 which represents a total purchase price of €163,850,000 (excluding costs) and will be cancelled after the settlement-delivery of the transaction that will take place on 25 September 2020, in accordance with the Groupe PSA share buyback program.

This transaction is consistent with the announcement made on 18 December 2019 concerning the contemplated combination of Peugeot S.A. and Fiat Chrysler Automobiles N.V., which will entail the creation of STELLANTIS, the 4th largest global OEM by volume in an automotive industry undergoing fundamental changes.

Subject to final approval by the Board of DFG, Groupe PSA and DFG have also agreed to amend the Share Repurchase Agreement signed on 17 December 2019 to provide that the additional 20.7 million shares covered by such agreement will have to be sold by DFG to one or several third parties, in one or several transactions by the end of 2022 in the event DFG has not sold those shares to Groupe PSA or to one or several third parties before 31 December 2020.

Investor Relations:

Andrea Bandinelli: + 33 6 82 58 86 04

communication-financiere@mpsa.com

Media contacts:

Bertrand Blaise: +33 6 33 72 61 86 bertrand.blaise@mpsa.com Pierre Olivier Salmon: +33 6 76 86 45 48 pierreolivier.salmon@mpsa.com

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.

Media library: medialibrary.groupe-psa.com  / @GroupePSA_EN

1 The conclusion of the Share Repurchase Agreement has been (i) authorized on 17 December 2019 by the Supervisory Board which has considered that it contributes to the completion of the contemplated combination of Peugeot S.A. and Fiat Chrysler Automobiles N.V. and (ii) approved by the Shareholders’ General Meeting on 25 June 2020.
2  In accordance with the terms of the Share Repurchase Agreement, the price per Peugeot S.A. share corresponds to the highest closing price on the regulated market of Euronext in Paris during a reference period of 5 trading days.

Communications Division -  www.groupe-psa.com/en -  +33 6 61 93 29 36–  @GroupePSA_EN

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020), the AFM and CONSOB and PSA’s filings with the AMF.

Communications Division -  www.groupe-psa.com/en -  +33 6 61 93 29 36–  @GroupePSA_EN